Exhibit 99.1

SCAILEX CORPORATION LTD (the “Company”)

25th July 2007

Israel Securities Authority	Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(via the Magna)	(via the Magna)

Dear Sirs,

Supplementary Immediate Report on Scailex’s Holdings in Oil Refineries Ltd.
(“ORL”)

This report is given further and as a supplement to a previous immediate report of Scailex, dated 10th May 2007, regarding an agreement with the Israel Corporation Ltd. (“IC”) concerning control of ORL (the “Previous Report”). All the terms that are not expressly defined in this report shall have the meaning as in the Previous Report.

As stated in the Previous Report, IC has undertaken towards Scailex and a subsidiary under its control (80.1%), Petroleum Capital Holdings Ltd (“PCH”), in the scope of an irrevocable undertaking (the “Undertaking”). The Undertaking inter alia provided that if the necessary regulatory approvals for controlling and exercising means of control in ORL are obtained by no later than May 15, 2009, an agreement for joint control of ORL by IC, Scailex and PCH will enter into force (the “Control Agreement”) according to an agreed upon draft, which highlights were detailed in the Previous Report.

The Control Agreement further provides that subject to applicable law and the exercise of the Call Option, the CEO, auditors, accountants and legal advisors of ORL, its subsidiaries and, if possible, its affiliates would be nominated by consent of the parties to the Control Agreement.

The Control Agreement further provides that subject to law, the chairman of the board of directors would be nominated by the Israel Corp. In addition, it is provided that the parties’ rights under the Control Agreement in respect of the appointment of ORL’s board of directors, in accordance with the principles detailed in the Previous Report, would apply for all the Board Committees as well, except the audit committee, as well as for any subsidiary or affiliate of ORL.

As stated in paragraph 4.8 of the previous report, the Control Agreement provides that the parties would agree in advance how to vote in General Meetings on certain matters. In the absence of agreement on any of these matters, such matter would be decided by an agreed adjudicator. In addition, (as stated in paragraph 4.8 of the Previous Report) the parties would act to amend ORL’s articles of association so that resolutions regarding these matters would need to be approved by a General Meeting of ORL shareholders rather then the board of directors, or would require approval by a supermajority of 75% of all directors present at the vote. The aforementioned is subject to the exercise of the Call Option. These matters include: (a) the decision by ORL or any subsidiary to enter into new type of business; (b) offering of shares or other securities by ORL or any subsidiary; (c) amendments to the Articles of Association of ORL; (d) mergers or reorganization of ORL or any subsidiary; (e) extraordinary transactions; (f) appointment of accountants; (g) liquidation or a related stay of proceedings in relation to ORL, its subsidiaries or companies held by it; or (h) a material sale or purchase by ORL.

Sincerely,

Yahel Shachar, CEO
Scailex Corporation Ltd.